Sapiens International Corporation to Present at
the 25th Annual ROTH Conference

-- Provider of Innovative Insurance Software Solutions
Scheduled to Present on March 19, 2013 --

REHOVOT, Israel, March 6, 2013 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces that Roni Al-Dor, chief executive officer, will present at the 25th Annual ROTH Conference at 2 p.m. (PT), on March 19, 2013, Track 4, Salon 3, Green. The conference will be held on March 17-20, 2013 at The Ritz Carlton, 1 Ritz Carlton Drive, Dana Point, Calif. Sapiens management will be available during the day on March 19 for one-on-one meetings. Please contact your Roth representative to schedule a meeting.

Investors and other interested parties may access the live presentation at http://wsw.com/webcast/roth27/spns/. The webcast will be archived for 90 days following the live presentation.

About the 25th Annual ROTH Conference

This annual conference, one of the largest of its kind in the U.S., brings together executives from hundreds of growth companies. This event is designed to provide investors with a unique opportunity to gain insight into small and mid-cap growth companies across a variety of sectors, including energy, software, technology, industrials, healthcare, media, consumer and retail. ROTH combines company presentations, Q&A sessions, expert panels and management one-on-one meetings to provide institutional clients with extensive interaction with senior management to gain in-depth insights into each company.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information please visit Sapiens website at www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com

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